Exhibit 4.1
FIRST AMENDMENT
TO
THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This First Amendment (this “Amendment”) is dated as of April 26, 2024, by and between Bakkt Holdings, Inc., in its capacity as managing member of the Company (the “Managing Member”), and Intercontinental Exchange Holdings, Inc., who represents the Required Interest, and modifies that certain Third Amended and Restated Limited Liability Company Agreement of Bakkt OpCo Holdings, LLC (the “Company”) dated as of October 15, 2021 (the “LLC Agreement”). Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the LLC Agreement.

WHEREAS, Section 12.1 of the LLC Agreement provides that the LLC Agreement may be amended, supplemented, waived or modified by the written consent of (i) the Managing Member and (ii) the Required Interest;
WHEREAS, the Managing Member and the undersigned Member representing the Required Interest desire to amend the LLC Agreement as set forth more specifically in this Amendment to effect the necessary adjustments to the equity issuances in the Company consistent with the provisions of Section 3.2 of the LLC Agreement as a result of a reverse stock split occurring at the Managing Member (the “Parent Reverse Split”);
WHEREAS, the Managing Member will pay cash (without interest, and subject to any required tax withholding applicable to a holder) in lieu of issuing any fractional shares of its Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), that would otherwise be issued as a result of the Parent Reverse Split (such cash, the “Class A Fractional Share Payout”); and
WHEREAS, for purposes of Section 3.4 of the LLC Agreement, the Class A Fractional Share Payout will be treated as a redemption by the Managing Member of those shares of Class A Common Stock outstanding immediately before the Parent Reverse Split in respect of which the Class A Fractional Share Payout is made, and the Managing Member shall cause the Company, immediately prior to the Class A Fractional Share Payout and prior to the Reverse Unit Split (as defined below), to redeem a corresponding number of Common Units held by the Managing Member, at an aggregate redemption price equal to the aggregate Class A Fractional Share Payout (plus any expenses related thereto).
NOW, THEREFORE, in consideration of the foregoing and the agreements and obligations set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.Section 3.1(e) of the LLC Agreement. Section 3.1(e) of the LLC Agreement is hereby added to the LLC Agreement with the following:
“(e)             Reverse Split. In connection with the execution of the First Amendment (the “Amendment”) to the LLC Agreement, each Common Unit issued and outstanding immediately prior to the execution of the Amendment shall automatically be converted into 0.04 Common Units (the “Reverse Unit Split”), subject to the required redemption of Common Units held by Bakkt Pubco pursuant to Section 3.4 prior to the consummation of the Reverse Unit Split. No fractional units shall be issued as a result of the Reverse Unit Split. In lieu of such fractional units to which a holder would otherwise be entitled, the Company shall make a cash payment to such holder equal to the product obtained by multiplying $9.9925 (which has been determined to be the fair market value of a Common Unit immediately after giving effect to the Reverse Unit Split) by such fraction. The Schedule of Members shall be automatically updated to reflect the Reverse Unit Split. Any reference to a number of Common Units in any agreement with the Company entered into prior to the Reverse Unit Split, which agreement does not by its terms provide for an appropriate adjustment to such number of Common Units as a result of the Reverse Unit Split and is not subsequently amended to adjust the number of Common Units to reflect the Reverse Unit Split, shall be deemed to refer to such specified number of Common Units divided by twenty-five (25), and in lieu of any fractional unit resulting from such calculation, the holder of any such fractional unit shall be paid in cash an amount equal to the product obtained by multiplying $9.9925 (which has been determined to be the fair market value of a Common Unit immediately after giving effect to the Reverse Unit Split) by such fraction. The Reverse Unit Split shall have no effect on the relative rights, powers and obligations of any class and series of Units, if any, as set forth in this Agreement. Immediately prior to the Reverse Unit Split, Bakkt Pubco is undertaking a reverse stock split (the “Bakkt Pubco Reverse Split”), including with respect to its Class A Common Stock, pursuant to which Bakkt Pubco will pay cash (without interest, and subject to any required tax withholding applicable to a holder) in lieu of issuing any fractional shares of its Class A Common Stock that would otherwise be issued in the Bakkt Pubco Reverse Split (such cash, the “Class A Fractional Share Payout”). The parties hereto agree that, for purposes of Section 3.4, the payment by Bakkt Pubco of the aggregate Class A Fractional Share Payout shall be treated as a redemption by Bakkt Pubco of the aggregate number of shares of its Class A Common Stock outstanding immediately prior to the Bakkt Pubco Reverse Split in respect of which such aggregate Class A Fractional Share Payout is paid, which redemption shall be treated as occurring immediately prior to the Reverse Unit Split.”
2.Scope of Amendment. This Amendment is limited to the matters expressly set forth herein and, except to the extent expressly set forth herein, all of the provisions of the LLC Agreement shall continue in full force and effect.
3.Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflicts of law.
4.Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.
5.Telecopy Execution and Delivery.  A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Amendment as well as any facsimile, telecopy or other reproduction hereof.
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IN WITNESS WHEREOF, the undersigned has caused this First Amendment to the Third Amended and Restated Limited Liability Company Agreement to be executed as of the date first above written.

MANAGING MEMBER

Bakkt Holdings, Inc.

By:    /s/ ANDREW MAIN
Name: Andrew Main
Title: President and Chief Executive Officer

MEMBER

Intercontinental Exchange Holdings, Inc.
By:    /s/ ANDREW J. SURDYKOWSKI
Name: Andrew J. Surdykowski
Title: General Counsel